AIP Series Trust

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

April 15, 2013

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:                    Larry Greene

Re:                             AIP Series Trust

Securities Act File No. 333-185994

Registration Statement on Form N-1A

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), AIP Series Trust (the “Trust”), on behalf of AIP Dynamic Alternative Strategies Fund, a series of the Trust, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-1A be accelerated so that it will become effective as soon as practicable on April 17, 2013.

The Fund hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Sheri Schreck
Name:	Sheri Schreck
Title:	Assistant Secretary